Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NortonLifeLock Inc.:

We consent to the use of our report dated May 28, 2020 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases as of March 30, 2019, due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases and the method of accounting for revenue for contracts with customers as of March 31, 2018, due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Santa Clara, California
May 28, 2020